UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-35371

SM Energy Company (as successor in interest to Civitas Resources, Inc.)
(Exact name of registrant as specified in its charter)

1700 Lincoln Street, Suite 3200 Denver, Colorado 80203 (303) 861-8140
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date*:	0

* As previously announced, on November 2, 2025, SM Energy Company, a Delaware corporation (“SM Energy”), Cars Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of SM Energy (“Merger Sub”), and Civitas Resources, Inc., a Delaware corporation (“Civitas”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provided for, among other things (i) the merger of Merger Sub with and into Civitas, with Civitas surviving as a wholly owned subsidiary of SM Energy (the “first merger”), and (ii) immediately following the first merger, the merger of Civitas, as the surviving corporation of the first merger, with and into SM Energy, with SM Energy continuing as the surviving corporation (together with the first merger, the “Mergers”). On January 30, 2026, following approval by the stockholders of both SM Energy and Civitas at special meetings held on January 27, 2026, the Mergers and the other transactions contemplated by the Merger Agreement were consummated, and Civitas and Merger Sub ceased to exist as separate entities. This Form 15 relates solely to the reporting obligations of Civitas.

Pursuant to the requirements of the Securities Exchange Act of 1934, SM Energy Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 10, 2026	By:	/s/ James Lebeck
Name: James Lebeck
Title: Executive Vice President – Chief Corporate Development Officer, General Counsel and Corporate Secretary